Exhibit 18.1

March 31, 2008

Board of Directors
Simclar, Inc.

As stated in notes to the consolidated financial statements of Simclar, Inc. and subsidiaries (the "Company") for the year ended December 31, 2007, the Company changed the reporting unit for goodwill impairment testing purposes and changed the date of its annual goodwill impairment test from various dates throughout the year to the first day following the end of their 3rd quarter. Management believes that the accounting change is preferable in the circumstances because it better aligns management’s consideration of the operations of the Company and also better aligns the timing of the Company’s long-range planning with this test, as the impairment test is dependent on the results of the Company’s long-range planning process. At your request, we have reviewed and discussed with management the circumstances, business judgment, and planning that formed the basis for making this change in accounting principle.

It should be recognized that professional standards have not been established for selecting among alternative principles that exist in this area or for evaluating the preferability of alternative accounting principles. Accordingly, we are furnishing this letter solely for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, and it should not be used or relied on for any other purpose.

Based on our review and discussion, we concur with management's judgment that the newly adopted accounting principle is preferable in the circumstances. In formulating this position, we are relying on management's business planning and judgment, which we do not find unreasonable.

Very truly yours,

/S/ GRANT THORNTON LLP